

03028853

# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

| **GS Mortgage Securities Corp.** | 0000807641 |
| --- | --- |
| Exact Name of Registrant as Specified in Charter | Registrant CIK Number |

| **Form 8-K, August 7, 2003, GSRPM Trust 2003-2** | 333-100818 |
| --- | --- |
| Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report) | SEC File Number, if available |

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
AUG 13 2003
THOMSON FINANCIAL

AUG 11 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 8, 2003

GS MORTGAGE SECURITIES CORP.

By: /s/ 
Name: Marvin J. Kabatznick
Title: CEO

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99.1 | Preliminary Collateral Term Sheet | P* |

---

* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.


SEC MAIL
PROCESSING
RECEIVED
AUG 1 1 2003
WASH, D.C.
155
SECTION

**_Selected Mortgage Loan Data_**

## The Mortgage Loans (All Collateral)

| | |
|---|---|
| **Actual Principal Balance:** | $99,076,923 |
| **Number of Mortgage Loans:** | 1,119 |
| **Average Actual Principal Balance:** | $88,541 |
| **Weighted Average Gross Coupon:** | 9.056% |
| **Weighted Average Net Coupon:** | 8.556% |
| **Weighted Average FICO Score:** | 563 |
| **Weighted Average Current Amortized LTV Ratio:** | 77.84% |
| **Weighted Average Stated Remaining Term (months):** | 301 |
| **Weighted Average Seasoning (months):** | 36 |
| **Weighted Average Months to Roll[(1)]:** | 23 |
| **Weighted Average Gross Margin[(1)]:** | 4.83% |
| **Weighted Average Initial Rate Cap[(1)]:** | 3.78% |
| **Weighted Average Periodic Rate Cap[(1)]:** | 2.42% |
| **Weighted Average Gross Maximum Lifetime Rate[(1)]:** | 14.51% |

(1) Represents the weighted average of the adjustable rate mortgage loans in the applicable loan group.

## Distribution by Current Principal Balance

| Current Principal Balance | Number Of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct Of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| $0 - $25,000 | 114 | $2,158,104 | 2.18% | 10.595% | 587 | $18,931 | 32.19% | 44 |
| $25,001 - $50,000 | 269 | 9,910,572 | 10.00 | 10.763 | 548 | 36,842 | 63.39 | 42 |
| $50,001 - $75,000 | 259 | 15,995,691 | 16.14 | 10.085 | 531 | 61,759 | 80.32 | 40 |
| $75,001 - $100,000 | 152 | 12,972,440 | 13.09 | 9.389 | 529 | 85,345 | 84.40 | 40 |
| $100,001 - $150,000 | 187 | 22,594,707 | 22.81 | 9.236 | 543 | 120,827 | 83.75 | 39 |
| $150,001 - $200,000 | 66 | 11,141,229 | 11.25 | 8.247 | 585 | 168,807 | 84.65 | 34 |
| $200,001 - $250,000 | 23 | 5,097,404 | 5.14 | 8.107 | 561 | 221,626 | 79.47 | 37 |
| $250,001 - $300,000 | 17 | 4,654,504 | 4.70 | 7.577 | 587 | 273,794 | 77.12 | 37 |
| $300,001 - $450,000 | 18 | 6,744,717 | 6.81 | 7.451 | 625 | 374,706 | 69.92 | 25 |
| $450,001 - $750,000 | 14 | 7,807,554 | 7.88 | 7.327 | 650 | 557,682 | 72.00 | 20 |
| **TOTAL** | **1,119** | **$99,076,923** | **100.00%** | **9.056%** | **563** | **$88,541** | **77.84%** | **36** |

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). *Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets.* Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

## Distribution by Current Rate

| Current Rate | Number Of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct Of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| Below 7.00% | 148 | $22,288,725 | 22.50% | 5.816% | 653 | $150,599 | 75.91% | 30 |
| 7.00- 7.49% | 66 | 7,205,119 | 7.27 | 7.168 | 549 | 109,168 | 82.90 | 47 |
| 7.50- 7.99% | 57 | 6,056,443 | 6.11 | 7.709 | 538 | 106,253 | 88.00 | 40 |
| 8.00- 8.49% | 40 | 3,888,966 | 3.93 | 8.204 | 516 | 97,224 | 85.84 | 50 |
| 8.50- 8.99% | 61 | 6,661,086 | 6.72 | 8.702 | 550 | 109,198 | 81.73 | 37 |
| 9.00- 9.49% | 56 | 5,913,193 | 5.97 | 9.244 | 535 | 105,593 | 80.27 | 37 |
| 9.50- 9.99% | 77 | 6,412,212 | 6.47 | 9.765 | 532 | 83,275 | 77.46 | 38 |
| 10.00-10.49% | 68 | 5,971,937 | 6.03 | 10.252 | 530 | 87,823 | 80.86 | 40 |
| 10.50-10.99% | 199 | 13,278,879 | 13.40 | 10.776 | 550 | 66,728 | 66.76 | 31 |
| 11.00-11.49% | 96 | 6,420,036 | 6.48 | 11.231 | 526 | 66,875 | 79.38 | 35 |
| 11.50-11.99% | 108 | 6,919,566 | 6.98 | 11.756 | 524 | 64,070 | 78.42 | 39 |
| 12.00-12.49% | 37 | 2,630,809 | 2.66 | 12.235 | 528 | 71,103 | 79.73 | 32 |
| 12.50-12.99% | 47 | 2,850,018 | 2.88 | 12.719 | 535 | 60,639 | 79.94 | 33 |
| 13.00% & Above | 59 | 2,579,934 | 2.60 | 13.932 | 515 | 43,728 | 70.94 | 45 |
| **TOTAL** | **1,119** | **$99,076,923** | **100.00%** | **9.056%** | **563** | **$88,541** | **77.84%** | **36** |

## Distribution by Lien Status

| Lien Status | Number Of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct Of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| First | 958 | $94,235,165 | 95.11% | 8.939% | 559 | $98,367 | 80.69% | 38 |
| Second | 161 | 4,841,758 | 4.89 | 11.333 | 633 | 30,073 | 22.94 | 10 |
| **TOTAL** | **1,119** | **$99,076,923** | **100.00%** | **9.056%** | **563** | **$88,541** | **77.84%** | **36** |

## Distribution by Rate Adjustment Period (Months)

| Rate Adjustment Period (Months) | Number Of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct Of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| 1 | 4 | $533,403 | 0.54% | 6.388% | 569 | $133,351 | 44.17% | 168 |
| 6 | 285 | 31,173,410 | 31.46 | 9.895 | 543 | 109,380 | 80.60 | 33 |
| 12 | 113 | 19,773,003 | 19.96 | 6.103 | 666 | 174,982 | 75.15 | 28 |
| 36 | 5 | 363,873 | 0.37 | 7.697 | 608 | 72,775 | 60.76 | 127 |
| N/A | 712 | 47,233,234 | 47.67 | 9.779 | 532 | 66,339 | 77.61 | 40 |
| **TOTAL** | **1,119** | **$99,076,923** | **100.00%** | **9.056%** | **563** | **$88,541** | **77.84%** | **36** |

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

## Distribution by Months to Rate Reset

| Months To Rate Reset | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| 1-3 | 43 | $4,390,038 | 4.43% | 9.248% | 532 | $102,094 | 74.63% | 62 |
| 4-6 | 82 | 8,098,086 | 8.17 | 9.616 | 528 | 98,757 | 77.95 | 53 |
| 7-12 | 115 | 11,258,237 | 11.36 | 8.928 | 548 | 97,898 | 80.22 | 39 |
| 13-24 | 89 | 12,542,747 | 12.66 | 9.352 | 569 | 140,930 | 80.80 | 23 |
| 25-50 | 32 | 5,318,610 | 5.37 | 6.996 | 657 | 166,207 | 75.27 | 23 |
| 51-75 | 41 | 9,026,685 | 9.11 | 5.951 | 709 | 220,163 | 75.05 | 15 |
| 75 & Above | 5 | 1,209,285 | 1.22 | 6.745 | 649 | 241,857 | 75.58 | 20 |
| N/A | 712 | 47,233,234 | 47.67 | 9.779 | 532 | 66,339 | 77.61 | 40 |
| **TOTAL** | **1,119** | **$99,076,923** | **100.00%** | **9.056%** | **563** | **$88,541** | **77.84%** | **36** |

## Distribution by Next Cap

| Next Cap | Number Of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct Of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| 1.00% | 119 | $12,438,101 | 12.55% | 9.862% | 537 | $104,522 | 78.03% | 41 |
| 1.50% | 37 | 4,422,689 | 4.46 | 9.963 | 532 | 119,532 | 74.44 | 35 |
| 2.00% | 46 | 5,205,090 | 5.25 | 6.044 | 565 | 113,154 | 76.22 | 81 |
| 3.00% | 89 | 10,939,662 | 11.04 | 9.623 | 548 | 122,918 | 83.76 | 24 |
| 5.00% | 49 | 9,528,782 | 9.62 | 6.130 | 711 | 194,465 | 76.68 | 15 |
| 5.25% | 1 | 370,531 | 0.37 | 5.500 | 774 | 370,531 | 37.05 | 9 |
| 6.00% | 56 | 8,017,587 | 8.09 | 8.120 | 633 | 143,171 | 79.51 | 11 |
| N/A | 722 | 48,154,480 | 48.60 | 9.724 | 532 | 66,696 | 77.17 | 42 |
| **TOTAL** | **1,119** | **$99,076,923** | **100.00%** | **9.056%** | **563** | **$88,541** | **77.84%** | **36** |

## Distribution by Life Maximum Rate

| Life Maximum Rate | Number Of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct Of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| Below 7.00% | 1 | $81,140 | 0.08% | 6.500% | 514 | $81,140 | 83.22% | 81 |
| 7.00- 7.99% | 5 | 394,945 | 0.40 | 7.325 | 575 | 78,989 | 83.55 | 60 |
| 8.00- 8.99% | 1 | 23,881 | 0.02 | 8.000 | 461 | 23,881 | 26.98 | 148 |
| 9.00- 9.99% | 4 | 508,561 | 0.51 | 5.887 | 639 | 127,140 | 83.35 | 21 |
| 10.00-11.99% | 70 | 14,681,675 | 14.82 | 5.727 | 709 | 209,738 | 73.86 | 17 |
| 12.00-12.99% | 19 | 3,137,918 | 3.17 | 6.463 | 571 | 165,154 | 76.70 | 64 |
| 13.00-13.99% | 24 | 3,644,156 | 3.68 | 7.281 | 573 | 151,840 | 77.83 | 56 |
| 14.00-14.99% | 30 | 4,855,230 | 4.90 | 8.711 | 569 | 161,841 | 78.99 | 44 |
| 15.00-15.99% | 43 | 5,115,571 | 5.16 | 9.071 | 549 | 118,967 | 80.92 | 31 |
| 16.00-16.99% | 69 | 6,812,813 | 6.88 | 10.080 | 524 | 98,736 | 80.24 | 32 |
| 17.00-17.99% | 57 | 5,450,524 | 5.50 | 10.870 | 524 | 95,623 | 76.71 | 37 |
| 18.00-18.99% | 39 | 3,496,290 | 3.53 | 11.368 | 519 | 89,648 | 85.23 | 31 |
| 19.00% & Above | 45 | 3,640,986 | 3.67 | 11.393 | 521 | 80,911 | 80.39 | 31 |
| N/A | 712 | 47,233,234 | 47.67 | 9.779 | 532 | 66,339 | 77.61 | 40 |
| **TOTAL** | **1,119** | **$99,076,923** | **100.00%** | **9.056%** | **563** | **$88,541** | **77.84%** | **36** |

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any *offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not* represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

## Distribution by Margin

| Margin | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| 2.00- 3.99% | 129 | $22,093,933 | 22.30% | 6.070% | 660 | $171,271 | 74.14% | 37 |
| 4.00- 4.49% | 6 | 654,640 | 0.66 | 7.568 | 585 | 109,107 | 75.75 | 56 |
| 4.50- 4.99% | 20 | 2,494,579 | 2.52 | 8.667 | 537 | 124,729 | 79.79 | 29 |
| 5.00- 5.49% | 21 | 2,234,249 | 2.26 | 9.183 | 548 | 106,393 | 82.85 | 35 |
| 5.50- 5.99% | 26 | 3,053,956 | 3.08 | 9.953 | 540 | 117,460 | 78.62 | 43 |
| 6.00- 6.49% | 43 | 5,160,506 | 5.21 | 9.897 | 549 | 120,012 | 81.59 | 25 |
| 6.50- 6.99% | 59 | 6,098,391 | 6.16 | 10.269 | 532 | 103,363 | 78.41 | 32 |
| 7.00- 7.49% | 40 | 4,255,466 | 4.30 | 10.321 | 539 | 106,387 | 83.08 | 25 |
| 7.50- 7.99% | 28 | 2,880,759 | 2.91 | 10.928 | 527 | 102,884 | 83.28 | 27 |
| 8.00- 8.49% | 16 | 1,417,282 | 1.43 | 11.791 | 537 | $88,580 | 82.35 | 27 |
| 8.50% & Above | 16 | 1,408,720 | 1.42 | 12.276 | 516 | 88,045 | 82.39 | 15 |
| N/A | 715 | 47,324,442 | 47.77 | 9.774 | 532 | 66,118 | 77.60 | 40 |
| **TOTAL** | **1,119** | **$99,076,923** | **100.00%** | **9.056%** | **563** | **$88,541** | **77.84%** | **36** |

## Distribution by Product Type

| Product Type | *Number Of* Mortgage Loans | Aggregate *Principal* Balance Outstanding | *Pct Of Mort* Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | *Average* Principal Balance | Weighted Avg *Current* Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| Fixed | 650 | $42,426,095 | 42.82% | 9.637% | 534 | $65,271 | 77.23% | 40 |
| 6 MO LIBOR | 215 | 21,360,551 | 21.56 | 10.349 | 528 | 99,351 | 78.75 | 37 |
| 5/1 CMT | 53 | 10,517,933 | 10.62 | 5.979 | 699 | 198,452 | 77.62 | 14 |
| 2/28 ARM | 51 | 7,500,547 | 7.57 | 9.405 | 575 | 147,070 | 85.54 | 8 |
| Balloon | 62 | 4,807,139 | 4.85 | 11.036 | 518 | 77,535 | 80.97 | 42 |
| 1 YR CMT | 38 | 3,805,649 | 3.84 | 5.863 | 534 | 100,149 | 73.84 | 90 |
| 3/1 CMT | 12 | 2,251,742 | 2.27 | 5.801 | 712 | 187,645 | 66.52 | 13 |
| 10/1 CMT | 7 | 2,153,401 | 2.17 | 6.988 | 609 | 307,629 | 72.33 | 44 |
| 7/1 ARM | 8 | 1,639,559 | 1.65 | 6.706 | 725 | 204,945 | 74.28 | 15 |
| 3/27 ARM | 8 | 1,159,912 | 1.17 | 8.682 | 582 | 144,989 | 88.33 | 14 |
| 6 MO CMT | 8 | 874,055 | 0.88 | 6.167 | 568 | 109,257 | 68.17 | 145 |
| All Others | 7 | 580,339 | 0.59 | 6.881 | 605 | 82,906 | 59.46 | 141 |
| **TOTAL** | **1,119** | **$99,076,923** | **100.00%** | **9.056%** | **563** | **$88,541** | **77.84%** | **36** |

## Distribution by Amortization

| Amortization | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| 10 Year Amort | 8 | $184,697 | 0.19% | 10.024% | 534 | $23,087 | 58.05% | 37 |
| 10 Year Balloon | 11 | 807,522 | 0.82 | 11.560 | 521 | 73,411 | 78.83 | 40 |
| 15 Year Amort | 78 | 2,839,692 | 2.87 | 11.021 | 566 | 36,406 | 57.13 | 42 |
| 15 Year Balloon | 50 | 4,070,307 | 4.11 | 10.989 | 521 | 81,406 | 81.26 | 41 |
| 30 Year Amort | 972 | 91,174,705 | 92.02 | 8.885 | 565 | 93,801 | 78.36 | 36 |
| **TOTAL** | **1,119** | **$99,076,923** | **100.00%** | **9.056%** | **563** | **$88,541** | **77.84%** | **36** |

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

## Distribution by Primary Mortgage Insurance

| Primary Mortgage Insurance | Number Of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct Of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| Under 80 | 614 | $48,683,284 | 49.14% | 8.984% | 593 | $79,289 | 64.76% | 38 |
| Over 80 No MI | 396 | 38,698,931 | 39.06 | 9.610 | 531 | 97,725 | 89.52 | 36 |
| MGIC | 30 | 2,912,910 | 2.94 | 8.065 | 535 | 97,097 | 93.11 | 29 |
| GE | 22 | 2,897,442 | 2.92 | 6.404 | 527 | 131,702 | 91.13 | 40 |
| PMI | 22 | 2,021,778 | 2.04 | 7.606 | 541 | 91,899 | 91.33 | 37 |
| RMIC | 17 | 1,779,264 | 1.80 | 7.285 | 535 | 104,663 | 94.77 | 26 |
| UNITED | 6 | 899,800 | 0.91 | 8.091 | 571 | 149,967 | 90.75 | 16 |
| COMMONWEALTH | 6 | 609,406 | 0.62 | 10.587 | 555 | 101,568 | 93.35 | 13 |
| LPMI | 3 | 267,091 | 0.27 | 8.289 | 530 | 89,030 | 99.14 | 13 |
| FHA | 2 | 169,249 | 0.17 | 4.997 | 525 | 84,625 | 89.39 | 29 |
| TRIAD | 1 | 137,767 | 0.14 | 6.000 | 722 | 137,767 | 94.43 | 6 |
| **TOTAL** | **1,119** | **$99,076,923** | **100.00%** | **9.056%** | **563** | **$88,541** | **77.84%** | **36** |

## Distribution by Zip Code

| Zip Code | Number Of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct Of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| 60010 | 1 | $750,000 | 0.76% | 5.370% | 797 | $750,000 | 55.56% | 9 |
| 60614 | 2 | 696,973 | 0.70 | 5.322 | 775 | 348,486 | 67.14 | 8 |
| 60622 | 1 | 649,122 | 0.66 | 7.990 | 646 | 649,122 | 88.32 | 2 |
| 85253 | 1 | 597,772 | 0.60 | 9.250 | 489 | 597,772 | 68.32 | 7 |
| 98026 | 1 | 591,306 | 0.60 | 10.500 | 558 | 591,306 | 49.07 | 61 |
| 55127 | 1 | 588,674 | 0.59 | 6.870 | 565 | 588,674 | 58.87 | 13 |
| 92630 | 3 | 536,894 | 0.54 | 8.554 | 537 | 178,965 | 70.47 | 51 |
| 95066 | 1 | 530,492 | 0.54 | 6.500 | 653 | 530,492 | 68.45 | 55 |
| 94903 | 1 | 528,507 | 0.53 | 8.500 | 631 | 528,507 | 94.88 | 2 |
| 84060 | 1 | 528,274 | 0.53 | 7.250 | 750 | 528,274 | 69.20 | 14 |
| All Other | 1,106 | 93,078,910 | 93.95 | 9.156 | 557 | 84,158 | 78.44 | 37 |
| **TOTAL** | **1,119** | **$99,076,923** | **100.00%** | **9.056%** | **563** | **$88,541** | **77.84%** | **36** |

## Distribution by State

| State | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| Illinois | 69 | $8,917,565 | 9.00% | 8.276% | 606 | $129,240 | 77.72% | 23 |
| California (Southern) | 80 | 8,683,317 | 8.76 | 8.316 | 563 | 108,541 | 72.38 | 51 |
| Florida | 101 | 7,115,279 | 7.18 | 9.216 | 547 | 70,448 | 79.13 | 42 |
| Texas | 82 | 5,890,165 | 5.95 | 8.748 | 540 | 71,831 | 80.25 | 42 |
| Ohio | 54 | 4,866,719 | 4.91 | 9.892 | 550 | 90,124 | 82.84 | 33 |
| Georgia | 57 | 4,858,010 | 4.90 | 10.025 | 522 | 85,228 | 82.71 | 43 |
| California (Northern) | 32 | 4,531,641 | 4.57 | 8.232 | 592 | 141,614 | 71.68 | 37 |
| North Carolina | 47 | 4,192,105 | 4.23 | 8.902 | 564 | 89,194 | 85.05 | 32 |
| New Jersey | 21 | 3,699,879 | 3.73 | 8.318 | 600 | 176,185 | 75.99 | 30 |
| Michigan | 44 | 3,574,213 | 3.61 | 9.198 | 583 | 81,232 | 78.31 | 24 |
| All Other | 532 | 42,748,031 | 43.15 | 9.334 | 557 | 80,353 | 77.37 | 36 |
| **TOTAL** | **1,119** | **$99,076,923** | **100.00%** | **9.056%** | **563** | **$88,541** | **77.84%** | **36** |

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any *securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other* information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax *benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.*

## Distribution by Current Amortized LTV

| Current Amortized LTV | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| Below 50.00% | 195 | $7,816,488 | 7.89% | 9.713% | 629 | $40,085 | 28.52% | 35 |
| 50.01 - 60.00% | 44 | 4,035,273 | 4.07 | 7.675 | 622 | 91,711 | 55.42 | 52 |
| 60.01 - 70.00% | 102 | 10,506,665 | 10.60 | 8.511 | 610 | 103,007 | 66.29 | 36 |
| 70.01 - 80.00% | 256 | 25,313,809 | 25.55 | 9.253 | 569 | 98,882 | 76.80 | 36 |
| 80.01 - 85.00% | 144 | 12,817,303 | 12.94 | 10.122 | 515 | 89,009 | 83.30 | 38 |
| 85.01 - 90.00% | 138 | 15,401,684 | 15.55 | 9.359 | 534 | 111,606 | 88.23 | 37 |
| 90.01 - 95.00% | 115 | 12,132,779 | 12.25 | 8.945 | 538 | 105,502 | 93.40 | 33 |
| 95.01 - 100.00% | 91 | 8,650,859 | 8.73 | 7.616 | 550 | 95,064 | 97.44 | 25 |
| 100.01 - 125.00% | 17 | 1,391,015 | 1.40 | 8.335 | 535 | 81,824 | 103.07 | 46 |
| N/A | 17 | 1,011,048 | 1.02 | 6.742 | 643 | 59,473 | N/A | 74 |
| **TOTAL** | **1,119** | **$99,076,923** | **100.00%** | **9.056%** | **563** | **$88,541** | **77.84%** | **36** |

## Distribution by Occupancy Status

| Occupancy Status | Number Of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct Of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| Owner Occupied | 1,074 | $94,301,265 | 95.18% | 9.062% | 562 | $87,804 | 77.96% | 36 |
| Non Owner | 45 | 4,775,657 | 4.82 | 8.944 | 582 | 106,126 | 75.35 | 38 |
| **TOTAL** | **1,119** | **$99,076,923** | **100.00%** | **9.056%** | **563** | **$88,541** | **77.84%** | **36** |

## Distribution by Property Type

| Property Type | Number Of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct Of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| Single Family | 961 | $84,438,904 | 85.23% | 9.144% | 560 | $87,866 | 78.14% | 37 |
| Condo | 58 | 5,531,021 | 5.58 | 7.827 | 641 | 95,362 | 71.37 | 29 |
| PUD | 50 | 4,232,605 | 4.27 | 7.833 | 530 | 84,652 | 76.02 | 37 |
| 2-4 Family | 31 | 3,565,999 | 3.60 | 9.897 | 555 | 115,032 | 82.64 | 26 |
| Townhouse | 10 | 679,326 | 0.69 | 10.906 | 517 | 67,933 | 80.05 | 35 |
| Man Housing | 4 | 351,609 | 0.35 | 9.994 | 517 | 87,902 | 81.94 | 38 |
| N/A | 5 | 277,457 | 0.28 | 9.055 | 543 | 55,492 | 66.99 | 50 |
| **TOTAL** | **1,119** | **$99,076,923** | **100.00%** | **9.056%** | **563** | **$88,541** | **77.84%** | **36** |

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

## Distribution by FICO

| FICO | Number Of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct Of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| 740 & Above | 28 | $7,011,400 | 7.08% | 5.714% | 776 | $250,407 | 69.59% | 10 |
| 720-739 | 14 | 2,875,517 | 2.90 | 6.359 | 728 | 205,394 | 68.34 | 11 |
| 700-719 | 18 | 1,899,220 | 1.92 | 7.432 | 708 | 105,512 | 70.29 | 11 |
| 680-699 | 12 | 1,094,487 | 1.10 | 6.718 | 690 | 91,207 | 76.49 | 18 |
| 660-679 | 38 | 2,371,068 | 2.39 | 8.080 | 671 | 62,397 | 63.71 | 30 |
| 640-659 | 40 | 3,204,970 | 3.23 | 8.384 | 650 | 80,124 | 60.41 | 28 |
| 620-639 | 55 | 3,731,951 | 3.77 | 9.103 | 629 | 67,854 | 68.74 | 26 |
| 600-619 | 67 | 4,100,075 | 4.14 | 9.516 | 611 | 61,195 | 67.64 | 33 |
| 580-599 | 54 | 4,712,311 | 4.76 | 8.766 | 587 | 87,265 | 75.09 | 44 |
| 560-579 | 86 | 7,602,524 | 7.67 | 9.370 | 568 | 88,401 | 78.98 | 40 |
| 540-559 | 111 | 9,918,736 | 10.01 | 9.830 | 550 | 89,358 | 79.60 | 44 |
| 520-539 | 146 | 12,638,160 | 12.76 | 9.651 | 529 | 86,563 | 79.76 | 46 |
| 500-519 | 142 | 11,461,228 | 11.57 | 9.768 | 509 | 80,713 | 81.42 | 45 |
| 480-499 | 142 | 11,868,087 | 11.98 | 9.767 | 490 | 83,578 | 83.48 | 40 |
| 400-479 | 163 | 14,359,784 | 14.49 | 9.523 | 458 | 88,097 | 85.80 | 37 |
| N/A | 3 | 227,405 | 0.23 | 7.907 | N/A | 75,802 | 88.04 | 24 |
| **TOTAL** | **1,119** | **$99,076,923** | **100.00%** | **9.056%** | **563** | **$88,541** | **77.84%** | **36** |

## Distribution by Remaining Months to Maturity

| Remaining Months To Maturity | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| 1 - 72 | 19 | $478,321 | 0.48% | 10.722% | 524 | $25,175 | 57.55% | 127 |
| 73 - 84 | 17 | 771,270 | 0.78 | 10.705 | 540 | 45,369 | 74.35 | 56 |
| 85 - 96 | 6 | 287,367 | 0.29 | 11.035 | 499 | 47,895 | 76.05 | 38 |
| 97 - 108 | 11 | 429,244 | 0.43 | 11.110 | 546 | 39,022 | 68.67 | 80 |
| 109 - 120 | 9 | 317,300 | 0.32 | 11.399 | 519 | 35,256 | 73.22 | 67 |
| 121 - 180 | 131 | 7,876,112 | 7.95 | 10.502 | 541 | 60,123 | 69.49 | 52 |
| 181 - 240 | 168 | 7,306,852 | 7.37 | 9.810 | 594 | 43,493 | 46.58 | 55 |
| 241 - 300 | 80 | 6,193,346 | 6.25 | 8.764 | 533 | 77,417 | 76.53 | 76 |
| 301 - 360 | 678 | 75,417,109 | 76.12 | 8.800 | 565 | 111,235 | 82.05 | 28 |
| **TOTAL** | **1,119** | **$99,076,923** | **100.00%** | **9.056%** | **563** | **$88,541** | **77.84%** | **36** |

## Distribution by Original Months to Maturity

| Original Months To Maturity | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| 0 - 120 | 19 | $992,219 | 1.00% | 11.274% | 524 | $52,222 | 74.97% | 39 |
| 121 - 180 | 128 | 6,909,999 | 6.97 | 11.003 | 540 | 53,984 | 71.41 | 41 |
| 181 - 300 | 184 | 6,956,047 | 7.02 | 10.960 | 587 | 37,805 | 46.57 | 30 |
| 301 - 360 | 788 | 84,218,658 | 85.00 | 8.713 | 563 | 106,876 | 80.99 | 36 |
| **TOTAL** | **1,119** | **$99,076,923** | **100.00%** | **9.056%** | **563** | **$88,541** | **77.84%** | **36** |

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not *represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material* to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

## Adjustable Rate Mortgage Loans

| | |
|---|---|
| **Actual Principal Balance:** | $51,843,689 |
| **Number of Mortgage Loans:** | 407 |
| **Average Actual Principal Balance:** | $127,380 |
| **Weighted Average Gross Coupon:** | 8.398% |
| **Weighted Average Net Coupon:** | 7.898% |
| **Weighted Average FICO Score:** | 590 |
| **Weighted Average Current Amortized LTV Ratio:** | 78.04% |
| **Weighted Average Stated Remaining Term (months):** | 326 |
| **Weighted Average Seasoning (months):** | 33 |
| **Weighted Average Months to Roll:** | 23 |
| **Weighted Average Gross Margin:** | 4.83% |
| **Weighted Average Initial Rate Cap:** | 3.78% |
| **Weighted Average Periodic Rate Cap:** | 2.42% |
| **Weighted Average Gross Maximum Lifetime Rate:** | 14.51% |

## Distribution by Current Principal Balance

| Current Principal Balance | Number Of Loans | Aggregate Principal Balance Outstanding | Pct. Of Pool By Principal Balance | Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Current Amortized LTV | Weighted Avg. Seasoning |
|---|---|---|---|---|---|---|---|---|
| $0 - $25,000 | 8 | $165,537 | 0.32% | 7.633% | 550 | $20,692 | 49.98% | 127 |
| $25,001 - $50,000 | 45 | 1,777,027 | 3.43 | 10.098 | 524 | 39,489 | 76.56 | 54 |
| $50,001 - $75,000 | 89 | 5,529,147 | 10.67 | 10.052 | 540 | 62,125 | 80.05 | 36 |
| $75,001 - $100,000 | 64 | 5,469,547 | 10.55 | 9.463 | 538 | 85,462 | 82.40 | 37 |
| $100,001 - $150,000 | 103 | 12,573,426 | 24.25 | 9.166 | 566 | 122,072 | 81.00 | 37 |
| $150,001 - $200,000 | 41 | 6,935,673 | 13.38 | 7.245 | 624 | 169,163 | 83.94 | 30 |
| $200,001 - $250,000 | 18 | 3,958,416 | 7.64 | 8.126 | 570 | 219,912 | 78.80 | 38 |
| $250,001 - $300,000 | 13 | 3,582,222 | 6.91 | 7.195 | 614 | 275,556 | 75.58 | 34 |
| $300,001 - $450,000 | 14 | 5,162,089 | 9.96 | 6.983 | 659 | 368,721 | 64.90 | 22 |
| $450,001 - $750,000 | 12 | 6,690,606 | 12.91 | 7.373 | 650 | 557,551 | 73.37 | 21 |
| **TOTAL** | **407** | **$51,843,689** | **100.00%** | **8.398%** | **590** | **$127,380** | **78.04%** | **33** |

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

## Distribution by Current Rate

| Current Rate | Number Of Loans | Aggregate Principal Balance Outstanding | Pct. Of Pool By Principal Balance | Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Current Amortized LTV | Weighted Avg. Seasoning |
|---|---|---|---|---|---|---|---|---|
| Below 7.00% | 101 | $18,176,440 | 35.06% | 5.645% | 685 | $179,965 | 73.88% | 30 |
| 7.00- 7.49% | 15 | 2,100,751 | 4.05 | 7.169 | 573 | 140,050 | 71.66 | 67 |
| 7.50- 7.99% | 12 | 2,220,097 | 4.28 | 7.790 | 595 | 185,008 | 83.03 | 38 |
| 8.00- 8.49% | 12 | 1,594,447 | 3.08 | 8.167 | 516 | 132,871 | 77.74 | 57 |
| 8.50- 8.99% | 25 | 3,891,543 | 7.51 | 8.698 | 562 | 155,662 | 82.92 | 23 |
| 9.00- 9.49% | 31 | 4,087,423 | 7.88 | 9.253 | 531 | 131,852 | 80.07 | 33 |
| 9.50- 9.99% | 38 | 3,777,652 | 7.29 | 9.743 | 534 | 99,412 | 80.80 | 32 |
| 10.00-10.49% | 28 | 2,837,413 | 5.47 | 10.245 | 539 | 101,336 | 81.18 | 35 |
| 10.50-10.99% | 51 | 5,550,559 | 10.71 | 10.689 | 532 | 108,834 | 78.13 | 36 |
| 11.00-11.49% | 23 | 2,227,057 | 4.30 | 11.245 | 509 | 96,829 | 83.76 | 29 |
| 11.50-11.99% | 35 | 2,674,369 | 5.16 | 11.758 | 507 | 76,411 | 82.17 | 31 |
| 12.00-12.49% | 14 | 1,137,835 | 2.19 | 12.162 | 532 | 81,274 | 80.55 | 26 |
| 12.50-12.99% | 17 | 1,265,683 | 2.44 | 12.677 | 543 | 74,452 | 80.78 | 29 |
| 13.00% % Above | 5 | 302,419 | 0.58 | 13.664 | 534 | 60,484 | 73.35 | 25 |
| **TOTAL** | **407** | **$51,843,689** | **100.00%** | **8.398%** | **590** | **$127,380** | **78.04%** | **33** |

## Distribution by Lien Status

| Lien Status | Number Of Loans | Aggregate Principal Balance Outstanding | Pct. Of Pool By Principal Balance | Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Current Amortized LTV | Weighted Avg. Seasoning |
|---|---|---|---|---|---|---|---|---|
| First | 407 | $51,843,689 | 100.00% | 8.398% | 590 | $127,380 | 78.04% | 33 |
| **TOTAL** | **407** | **$51,843,689** | **100.00%** | **8.398%** | **590** | **$127,380** | **78.04%** | **33** |

## Distribution by Distribution by Rate Adjustment Period (Months)

| Rate Adjustment Period (Months) | Number Of Loans | Aggregate Principal Balance Outstanding | Pct. Of Pool By Principal Balance | Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Current Amortized LTV | Weighted Avg. Seasoning |
|---|---|---|---|---|---|---|---|---|
| 1 | 4 | $533,403 | 1.03% | 6.388% | 569 | $133,351 | 44.17% | 168 |
| 6 | 285 | 31,173,410 | 60.13 | 9.895 | 543 | 109,380 | 80.60 | 33 |
| 12 | 113 | 19,773,003 | 38.14 | 6.103 | 666 | 174,982 | 75.15 | 28 |
| 36 | 5 | 363,873 | 0.70 | 7.697 | 608 | 72,775 | 60.76 | 127 |
| **TOTAL** | **407** | **$51,843,689** | **100.00%** | **8.398%** | **590** | **$127,380** | **78.04%** | **33** |

## Distribution by Months to Rate Reset

| Months To Rate Reset | Number Of Loans | Aggregate Principal Balance Outstanding | Pct. Of Pool By Principal Balance | Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Current Amortized LTV | Weighted Avg. Seasoning |
|---|---|---|---|---|---|---|---|---|
| 1-3 | 43 | $4,390,038 | 8.47% | 9.248% | 532 | $102,094 | 74.63% | 62 |
| 4-6 | 82 | 8,098,086 | 15.62 | 9.616 | 528 | 98,757 | 77.95 | 53 |
| 7-12 | 115 | 11,258,237 | 21.72 | 8.928 | 548 | 97,898 | 80.22 | 39 |
| 13-24 | 89 | 12,542,747 | 24.19 | 9.352 | 569 | 140,930 | 80.80 | 23 |
| 25-50 | 32 | 5,318,610 | 10.26 | 6.996 | 657 | 166,207 | 75.27 | 23 |
| 51-75 | 41 | 9,026,685 | 17.41 | 5.951 | 709 | 220,163 | 75.05 | 15 |
| 75 & Above | 5 | 1,209,285 | 2.33 | 6.745 | 649 | 241,857 | 75.58 | 20 |
| **TOTAL** | **407** | **$51,843,689** | **100.00%** | **8.398%** | **590** | **$127,380** | **78.04%** | **33** |

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any *securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other* information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax *benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.*

## Distribution by Next Cap

| Next Cap | Number Of Loans | Aggregate Principal Balance Outstanding | Pct. Of Pool By Principal Balance | Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Current Amortized LTV | Weighted Avg. Seasoning |
|---|---|---|---|---|---|---|---|---|
| 1.00% | 119 | $12,438,101 | 23.99% | 9.862% | 537 | $104,522 | 78.03% | 41 |
| 1.50% | 37 | 4,422,689 | 8.53 | 9.963 | 532 | 119,532 | 74.44 | 35 |
| 2.00% | 46 | 5,205,090 | 10.04 | 6.044 | 565 | 113,154 | 76.22 | 81 |
| 3.00% | 89 | 10,939,662 | 21.10 | 9.623 | 548 | 122,918 | 83.76 | 24 |
| 5.00% | 49 | 9,528,782 | 18.38 | 6.130 | 711 | 194,465 | 76.68 | 15 |
| 5.25% | 1 | 370,531 | 0.71 | 5.500 | 774 | 370,531 | 37.05 | 9 |
| 6.00% | 56 | 8,017,587 | 15.46 | 8.120 | 633 | 143,171 | 79.51 | 11 |
| N/A | 10 | 921,246 | 1.78 | 6.892 | 545 | 92,125 | 54.65 | 138 |
| **TOTAL** | **407** | **$51,843,689** | **100.00%** | **8.398%** | **590** | **$127,380** | **78.04%** | **33** |

## Distribution by Life Maximum Rate

| Life Maximum Rate | Number Of Loans | Aggregate Principal Balance Outstanding | Pct. Of Pool By Principal Balance | Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Current Amortized LTV | Weighted Avg. Seasoning |
|---|---|---|---|---|---|---|---|---|
| Below 7.00% | 1 | $81,140 | 0.16% | 6.500% | 514 | $81,140 | 83.22% | 81 |
| 7.00- 7.99% | 5 | 394,945 | 0.76 | 7.325 | 575 | 78,989 | 83.55 | 60 |
| 8.00- 8.99% | 1 | 23,881 | 0.05 | 8.000 | 461 | 23,881 | 26.98 | 148 |
| 9.00- 9.99% | 4 | 508,561 | 0.98 | 5.887 | 639 | 127,140 | 83.35 | 21 |
| 10.00-11.99% | 70 | 14,681,675 | 28.32 | 5.727 | 709 | 209,738 | 73.86 | 17 |
| 12.00-12.99% | 19 | 3,137,918 | 6.05 | 6.463 | 571 | 165,154 | 76.70 | 64 |
| 13.00-13.99% | 24 | 3,644,156 | 7.03 | 7.281 | 573 | 151,840 | 77.83 | 56 |
| 14.00-14.99% | 30 | 4,855,230 | 9.37 | 8.711 | 569 | 161,841 | 78.99 | 44 |
| 15.00-15.99% | 43 | 5,115,571 | 9.87 | 9.071 | 549 | 118,967 | 80.92 | 31 |
| 16.00-16.99% | 69 | 6,812,813 | 13.14 | 10.080 | 524 | 98,736 | 80.24 | 32 |
| 17.00-17.99% | 57 | 5,450,524 | 10.51 | 10.870 | 524 | 95,623 | 76.71 | 37 |
| 18.00-18.99% | 39 | 3,496,290 | 6.74 | 11.368 | 519 | 89,648 | 85.23 | 31 |
| 19.00% & Above | 45 | 3,640,986 | 7.02 | 11.393 | 521 | 80,911 | 80.39 | 31 |
| **TOTAL** | **407** | **$51,843,689** | **100.00%** | **8.398%** | **590** | **$127,380** | **78.04%** | **33** |

## Distribution by Margin

| Margin | Number Of Loans | Aggregate Principal Balance Outstanding | Pct. Of Pool By Principal Balance | Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Current Amortized LTV | Weighted Avg. Seasoning |
|---|---|---|---|---|---|---|---|---|
| 2.00- 3.99% | 129 | $22,093,933 | 42.62% | 6.070% | 660 | $171,271 | 74.14% | 37 |
| 4.00- 4.49% | 6 | 654,640 | 1.26 | 7.568 | 585 | 109,107 | 75.75 | 56 |
| 4.50- 4.99% | 20 | 2,494,579 | 4.81 | 8.667 | 537 | 124,729 | 79.79 | 29 |
| 5.00- 5.49% | 21 | 2,234,249 | 4.31 | 9.183 | 548 | 106,393 | 82.85 | 35 |
| 5.50- 5.99% | 26 | 3,053,956 | 5.89 | 9.953 | 540 | 117,460 | 78.62 | 43 |
| 6.00- 6.49% | 43 | 5,160,506 | 9.95 | 9.897 | 549 | 120,012 | 81.59 | 25 |
| 6.50- 6.99% | 59 | 6,098,391 | 11.76 | 10.269 | 532 | 103,363 | 78.41 | 32 |
| 7.00- 7.49% | 40 | 4,255,466 | 8.21 | 10.321 | 539 | 106,387 | 83.08 | 25 |
| 7.50- 7.99% | 28 | 2,880,759 | 5.56 | 10.928 | 527 | 102,884 | 83.28 | 27 |
| 8.00- 8.49% | 16 | 1,417,282 | 2.73 | 11.791 | 537 | 88,580 | 82.35 | 27 |
| 8.50% & Above | 16 | 1,408,720 | 2.72 | 12.276 | 516 | 88,045 | 82.39 | 15 |
| N/A | 3 | 91,208 | 0.18 | 7.292 | 481 | 30,406 | 64.47 | 144 |
| **TOTAL** | **407** | **$51,843,689** | **100.00%** | **8.398%** | **590** | **$127,380** | **78.04%** | **33** |

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

## Distribution by Current Amortization Type

| Current Amortization Type | Number Of Loans | Aggregate Principal Balance Outstanding | Pct. Of Pool By Principal Balance | Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Current Amortized LTV | Weighted Avg. Seasoning |
|---|---|---|---|---|---|---|---|---|
| 6 MO LIBOR | 215 | $21,360,551 | 41.20% | 10.349% | 528 | $99,351 | 78.75% | 37 |
| 5/1 CMT | 53 | 10,517,933 | 20.29 | 5.979 | 699 | 198,452 | 77.62 | 14 |
| 2/28 ARM | 51 | 7,500,547 | 14.47 | 9.405 | 575 | 147,070 | 85.54 | 8 |
| 1 YR CMT | 38 | 3,805,649 | 7.34 | 5.863 | 534 | 100,149 | 73.84 | 90 |
| 3/1 CMT | 12 | 2,251,742 | 4.34 | 5.801 | 712 | 187,645 | 66.52 | 13 |
| 10/1 CMT | 7 | 2,153,401 | 4.15 | 6.988 | 609 | 307,629 | 72.33 | 44 |
| 7/1 Arm | 8 | 1,639,559 | 3.16 | 6.706 | 725 | 204,945 | 74.28 | 15. |
| 3/27 ARM | 8 | 1,159,912 | 2.24 | 8.682 | 582 | 144,989 | 88.33 | 14 |
| 6 MO CMT | 8 | 874,055 | 1.69 | 6.167 | 568 | 109,257 | 68.17 | 145 |
| All Others | 7 | 580,339 | 1.12 | 6.881 | 605 | 82,906 | 59.46 | 141. |
| **TOTAL** | **407** | **$51,843,689** | **100.00%** | **8.398%** | **590** | **$127,380** | **78.04%** | **33** |

## Distribution by Amortization Type

| Amortization Type | Number Of Loans | Aggregate Principal Balance Outstanding | Pct. Of Pool By Principal Balance | Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Current Amortized LTV | Weighted Avg. Seasoning |
|---|---|---|---|---|---|---|---|---|
| 10 Year Balloon | 1 | $87,407 | 0.17% | 11.150% | 574 | $87,407 | 79.46% | 39 |
| 15 Year Amort | 4 | 203,647 | 0.39 | 9.624 | 577 | 50,912 | 62.33 | 124 |
| 30 Year Amort | 402 | 51,552,635 | 99.44 | 8.388 | 590 | 128,240 | 78.10 | 33 |
| **TOTAL** | **407** | **$51,843,689** | **100.00%** | **8.398%** | **590** | **$127,380** | **78.04%** | **33** |

## Distribution by Primary Mortgage Insurance

| Primary Mortgage Insurance | Number Of Loans | Aggregate Principal Balance Outstanding | Pct. Of Pool By Principal Balance | Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Current Amortized LTV | Weighted Avg. Seasoning |
|---|---|---|---|---|---|---|---|---|
| Under 80 | 220 | $29,858,070 | 57.59% | 8.071% | 612 | $135,719 | 69.11% | 37 |
| Over 80 No MI | 141 | 15,833,532 | 30.54 | 9.368 | 555 | 112,295 | 89.38 | 28 |
| GE | 9 | 1,934,953 | 3.73 | 5.959 | 549 | 214,995 | 88.34 | 39 |
| MGIC | 12 | 1,420,783 | 2.74 | 8.510 | 575 | 118,399 | 91.12 | 21 |
| RMIC | 6 | 754,323 | 1.45 | 6.653 | 599 | 125,720 | 96.84 | 23 |
| PMI | 6 | 716,712 | 1.38 | 7.979 | 553 | 119,452 | 88.34 | 25 |
| COMMONWEALTH | 6 | 609,406 | 1.18 | 10.587 | 555 | 101,568 | 93.35 | 13 |
| UNITED | 3 | 309,510 | 0.60 | 8.842 | 703 | 103,170 | 97.11 | 28 |
| FHA | 2 | 169,249 | 0.33 | 4.997 | 525 | 84,625 | 89.39 | 29 |
| TRIAD | 1 | 137,767 | 0.27 | 6.000 | 722 | 137,767 | 94.43 | 6 |
| LPMI | 1 | 99,384 | 0.19 | 8.250 | 454 | 99,384 | 99.38 | 9 |
| **TOTAL** | **407** | **$51,843,689** | **100.00%** | **8.398%** | **590** | **$127,380** | **78.04%** | **33** |

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

## Distribution by Zip Code

| Zip Code | Number Of Loans | Aggregate Principal Balance Outstanding | Pct. Of Pool By Principal Balance | Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Current Amortized LTV | Weighted Avg. Seasoning |
|---|---|---|---|---|---|---|---|---|
| 60010 | 1 | $750,000 | 1.45% | 5.370% | 797 | $750,000 | 55.56% | 9 |
| 60614 | 2 | 696,973 | 1.34 | 5.322 | 775 | 348,486 | 67.14 | 8 |
| 60622 | 1 | 649,122 | 1.25 | 7.990 | 646 | 649,122 | 88.32 | 2 |
| 85253 | 1 | 597,772 | 1.15 | 9.250 | 489 | 597,772 | 68.32 | 7 |
| 98026 | 1 | 591,306 | 1.14 | 10.500 | 558 | 591,306 | 49.07 | 61 |
| 92630 | 3 | 536,894 | 1.04 | 8.554 | 537 | 178,965 | 70.47 | 51 |
| 95066 | 1 | 530,492 | 1.02 | 6.500 | 653 | 530,492 | 68.45 | 55 |
| 94903 | 1 | 528,507 | 1.02 | 8.500 | 631 | 528,507 | 94.88 | 2 |
| 94030 | 1 | 526,437 | 1.02 | 5.500 | 509 | 526,437 | 87.74 | 29 |
| 96793 | 1 | 516,871 | 1.00 | 8.500 | 622 | 516,871 | 89.89 | 2 |
| All Others | 394 | 45,919,316 | 88.57 | 8.512 | 585 | 116,546 | 78.70 | 35 |
| **TOTAL** | **407** | **$51,843,689** | **100.00%** | **8.398%** | **590** | **$127,380** | **78.04%** | **33** |

## Distribution by State

| State | Number Of Loans | Aggregate Principal Balance Outstanding | Pct. Of Pool By Principal Balance | Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Current Amortized LTV | Weighted Avg. Seasoning |
|---|---|---|---|---|---|---|---|---|
| Illinois | 41 | $6,835,630 | 13.19% | 7.855% | 641 | $166,723 | 75.29% | 19 |
| California (Southern) | 31 | 5,452,712 | 10.52 | 7.738 | 571 | 175,894 | 74.82 | 56 |
| Ohio | 36 | 3,599,003 | 6.94 | 9.983 | 556 | 99,972 | 82.15 | 30 |
| Texas | 26 | 3,148,872 | 6.07 | 8.815 | 562 | 121,110 | 80.15 | 45 |
| California (Northern) | 11 | 2,957,294 | 5.70 | 6.924 | 609 | 268,845 | 79.95 | 42 |
| Florida | 25 | 2,680,513 | 5.17 | 8.557 | 565 | 107,221 | 77.55 | 34 |
| Michigan | 28 | 2,675,649 | 5.16 | 8.645 | 609 | 95,559 | 79.72 | 21 |
| Minnesota | 13 | 2,254,100 | 4.35 | 6.198 | 698 | 173,392 | 77.49 | 11 |
| North Carolina | 18 | 2,162,459 | 4.17 | 7.495 | 608 | 120,137 | 86.87 | 25 |
| New Jersey | 8 | 2,032,922 | 3.92 | 7.119 | 662 | 254,115 | 67.74 | 20 |
| All Others | 170 | 18,044,536 | 34.81 | 9.121 | 562 | 106,144 | 78.53 | 36 |
| **TOTAL** | **407** | **$51,843,689** | **100.00%** | **8.398%** | **590** | **$127,380** | **78.04%** | **33** |

## Distribution by Current Amortized LTV

| Current Amortized LTV | Number Of Loans | Aggregate Principal Balance Outstanding | Pct. Of Pool By Principal Balance | Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Current Amortized LTV | Weighted Avg. Seasoning |
|---|---|---|---|---|---|---|---|---|
| Below 50.00% | 18 | $2,763,195 | 5.33% | 7.115% | 633 | $153,511 | 40.09% | 72 |
| 50.01 - 60.00% | 14 | 2,132,044 | 4.11 | 6.299 | 690 | 152,289 | 54.59 | 54 |
| 60.01 - 70.00% | 46 | 7,175,977 | 13.84 | 7.841 | 630 | 156,000 | 66.18 | 31 |
| 70.01 - 80.00% | 134 | 17,185,491 | 33.15 | 8.630 | 589 | 128,250 | 76.81 | 32 |
| 80.01 - 85.00% | 67 | 6,376,462 | 12.30 | 9.931 | 523 | 95,171 | 83.46 | 34 |
| 85.01 - 90.00% | 52 | 6,960,055 | 13.43 | 8.506 | 555 | 133,847 | 88.19 | 29 |
| 90.01 - 95.00% | 33 | 4,652,195 | 8.97 | 8.968 | 567 | 140,976 | 93.57 | 23 |
| 95.01 - 100.00% | 29 | 3,353,247 | 6.47 | 7.350 | 631 | 115,629 | 98.24 | 13 |
| 100.01 - 125.00% | 6 | 643,660 | 1.24 | 8.508 | 562 | 107,277 | 102.84 | 47 |
| N/A | 8 | 601,363 | 1.16 | 5.521 | 697 | 75,170 | N/A | 41 |
| **TOTAL** | **407** | **$51,843,689** | **100.00%** | **8.398%** | **590** | **$127,380** | **78.04%** | **33** |

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

## Distribution by Occupancy Status

| Occupancy Status | Number Of Loans | Aggregate Principal Balance Outstanding | Pct. Of Pool By Principal Balance | Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Current Amortized LTV | Weighted Avg. Seasoning |
|---|---|---|---|---|---|---|---|---|
| Owner Occupied | 384 | $48,420,111 | 93.40% | 8.388% | 589 | $126,094 | 78.23% | 33 |
| Non Owner | 23 | 3,423,578 | 6.60 | 8.532 | 601 | 148,851 | 75.41 | 35 |
| **TOTAL** | **407** | **$51,843,689** | **100.00%** | **8.398%** | **590** | **$127,380** | **78.04%** | **33** |

## Distribution by Property Type

| Property Type | Number Of Loans | Aggregate Principal Balance Outstanding | Pct. Of Pool By Principal Balance | Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Current Amortized LTV | Weighted Avg. Seasoning |
|---|---|---|---|---|---|---|---|---|
| Single Family | 352 | $44,259,594 | 85.37% | 8.472% | 588 | $125,737 | 77.92% | 33 |
| Condo | 24 | 3,548,262 | 6.84 | 7.131 | 666 | 147,844 | 73.65 | 29 |
| 2-4 Family | 16 | 2,023,184 | 3.90 | 9.932 | 564 | 126,449 | 86.24 | 19 |
| PUD | 7 | 1,402,683 | 2.71 | 6.698 | 527 | 200,383 | 80.87 | 60 |
| Townhouse | 3 | 253,913 | 0.49 | 9.188 | 500 | 84,638 | 80.46 | 36 |
| Man Housing | 3 | 216,530 | 0.42 | 10.085 | 546 | 72,177 | 78.33 | 31 |
| N/A | 2 | 139,522 | 0.27 | 7.759 | 568 | 69,761 | 67.67 | 25 |
| **TOTAL** | **407** | **$51,843,689** | **100.00%** | **8.398%** | **590** | **$127,380** | **78.04%** | **33** |

## Distribution by FICO

| FICO | Number Of Loans | Aggregate Principal Balance Outstanding | Pct. Of Pool By Principal Balance | Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Current Amortized LTV | Weighted Avg. Seasoning |
|---|---|---|---|---|---|---|---|---|
| 740 & Above | 26 | $6,456,843 | 12.45% | 5.567% | 778 | $248,340 | 69.81% | 10 |
| 720-739 | 11 | 2,729,899 | 5.27 | 6.117 | 728 | 248,173 | 70.92 | 12 |
| 700-719 | 10 | 1,544,540 | 2.98 | 6.584 | 709 | 154,454 | 81.80 | 12 |
| 680-699 | 8 | 992,298 | 1.91 | 6.402 | 690 | 124,037 | 81.14 | 13 |
| 660-679 | 11 | 1,553,717 | 3.00 | 6.473 | 672 | 141,247 | 83.78 | 39 |
| 640-659 | 8 | 1,919,037 | 3.70 | 7.190 | 651 | 239,880 | 75.40 | 33 |
| 620-639 | 11 | 2,044,172 | 3.94 | 8.050 | 628 | 185,834 | 87.11 | 22 |
| 600-619 | 14 | 1,812,051 | 3.50 | 8.966 | 612 | 129,432 | 83.48 | 30 |
| 580-599 | 23 | 3,002,288 | 5.79 | 8.379 | 586 | 130,534 | 74.63 | 43 |
| 560-579 | 33 | 3,240,577 | 6.25 | 9.824 | 568 | 98,199 | 76.92 | 40 |
| 540-559 | 45 | 5,147,390 | 9.93 | 9.156 | 550 | 114,386 | 76.23 | 44 |
| 500-519 | 54 | 5,670,027 | 10.94 | 9.242 | 509 | 105,001 | 81.26 | 44 |
| 520-539 | 59 | 6,225,587 | 12.01 | 9.311 | 529 | 105,518 | 77.91 | 49 |
| 480-499 | 44 | 4,221,757 | 8.14 | 9.710 | 490 | 95,949 | 80.70 | 30 |
| 400-479 | 50 | 5,283,506 | 10.19 | 10.248 | 461 | 105,670 | 82.65 | 37 |
| **TOTAL** | **407** | **$51,843,689** | **100.00%** | **8.398%** | **590** | **$127,380** | **78.04%** | **33** |

*This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any* offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short *positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing* on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

## Distribution by Remaining Months to Maturity

| Remaining Months To Maturity | Number Of Loans | Aggregate Principal Balance Outstanding | Pct. Of Pool By Principal Balance | Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Current Amortized LTV | Weighted Avg. Seasoning |
|---|---|---|---|---|---|---|---|---|
| 1 - 72 | 2 | $34,035 | 0.07% | 7.142% | 468 | $17,018 | 27.41% | 144 |
| 73 - 84 | 2 | 108,696 | 0.21 | 10.043 | 567 | 54,348 | 74.37 | 51 |
| 121 - 180 | 11 | 791,562 | 1.53 | 6.337 | 576 | 71,960 | 42.73 | 173 |
| 181 - 240 | 17 | 1,820,926 | 3.51 | 6.511 | 564 | 107,113 | 66.59 | 140 |
| 241 - 300 | 26 | 3,146,325 | 6.07 | 8.232 | 534 | 121,013 | 72.68 | 75 |
| 301 – 360 | 349 | 45,942,145 | 88.62 | 8.516 | 595 | 131,639 | 79.48 | 23 |
| **TOTAL** | **407** | **$51,843,689** | **100.00%** | **8.398%** | **590** | **$127,380** | **78.04%** | **33** |

## Distribution by Original Months to Maturity

| Original Months To Maturity | Number Of Loans | Aggregate Principal Balance Outstanding | Pct. Of Pool By Principal Balance | Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Current Amortized LTV | Weighted Avg. Seasoning |
|---|---|---|---|---|---|---|---|---|
| 0 - 120 | 1 | $87,407 | 0.17% | 11.150% | 574 | $87,407 | 79.46% | 39 |
| 121 - 180 | 4 | 203,647 | 0.39 | 9.624 | 577 | 50,912 | 62.33 | 124 |
| 181 - 300 | 5 | 275,800 | 0.53 | 9.958 | 541 | 55,160 | 66.18 | 61 |
| 301 - 360 | 397 | 51,276,835 | 98.91 | 8.380 | 591 | 129,161 | 78.16 | 33 |
| **TOTAL** | **407** | **$51,843,689** | **100.00%** | **8.398%** | **590** | **$127,380** | **78.04%** | **33** |

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

## Fixed Rate Mortgage Loans

| | |
|---|---|
| **Actual Principal Balance:** | $47,233,234 |
| **Number of Mortgage Loans:** | 712 |
| **Average Actual Principal Balance:** | $66,339 |
| **Weighted Average Gross Coupon:** | 9.779% |
| **Weighted Average Net Coupon:** | 9.279% |
| **Weighted Average FICO Score:** | 532 |
| **Weighted Average Current Amortized LTV Ratio:** | 77.61% |
| **Weighted Average Stated Remaining Term (months):** | 274 |
| **Weighted Average Seasoning (months):** | 40 |

## Distribution by Current Principal Balance

| Current Principal Balance | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| $0 - $25,000 | 106 | $1,992,567 | 4.22% | 10.842% | 590 | $18,798 | 30.86% | 37 |
| $25,001 - $50,000 | 224 | 8,133,545 | 17.22 | 10.909 | 554 | 36,310 | 60.60 | 39 |
| $50,001 - $75,000 | 170 | 10,466,544 | 22.16 | 10.103 | 527 | 61,568 | 80.46 | 42 |
| $75,001 - $100,000 | 88 | 7,502,893 | 15.88 | 9.335 | 522 | 85,260 | 85.85 | 42 |
| $100,001 - $150,000 | 84 | 10,021,282 | 21.22 | 9.323 | 514 | 119,301 | 87.16 | 41 |
| $150,001 - $200,000 | 25 | 4,205,556 | 8.90 | 9.899 | 520 | 168,222 | 85.81 | 39 |
| $200,001 - $250,000 | 5 | 1,138,988 | 2.41 | 8.042 | 529 | 227,798 | 81.81 | 31 |
| $250,001 - $300,000 | 4 | 1,072,283 | 2.27 | 8.854 | 498 | 268,071 | 82.29 | 48 |
| $300,001 - $450,000 | 4 | 1,582,628 | 3.35 | 8.979 | 513 | 395,657 | 86.27 | 36 |
| $450,001 - $750,000 | 2 | 1,116,948 | 2.36 | 7.050 | 652 | 558,474 | 63.76 | 13 |
| **TOTAL** | **712** | **$47,233,234** | **100.00%** | **9.779%** | **532** | **$66,339** | **77.61%** | **40** |

## Distribution by Current Rate

| Current Rate | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| Below 7.00% | 47 | $4,112,285 | 8.71% | 6.574% | 513 | $87,495 | 84.61% | 34 |
| 7.00- 7.49% | 51 | 5,104,367 | 10.81 | 7.167 | 538 | 100,086 | 87.43 | 38 |
| 7.50- 7.99% | 45 | 3,836,346 | 8.12 | 7.662 | 505 | 85,252 | 91.08 | 41 |
| 8.00- 8.49% | 28 | 2,294,519 | 4.86 | 8.231 | 516 | 81,947 | 91.46 | 46 |
| 8.50- 8.99% | 36 | 2,769,543 | 5.86 | 8.707 | 533 | 76,932 | 80.02 | 57 |
| 9.00- 9.49% | 25 | 1,825,769 | 3.87 | 9.221 | 542 | 73,031 | 80.73 | 47 |
| 9.50- 9.99% | 39 | 2,634,560 | 5.58 | 9.796 | 528 | 67,553 | 72.68 | 46 |
| 10.00-10.49% | 40 | 3,134,524 | 6.64 | 10.258 | 522 | 78,363 | 80.55 | 45 |
| 10.50-10.99% | 148 | 7,728,320 | 16.36 | 10.838 | 564 | 52,218 | 58.60 | 27 |
| 11.00-11.49% | 73 | 4,192,981 | 8.88 | 11.224 | 535 | 57,438 | 77.05 | 39 |
| 11.50-11.99% | 73 | 4,245,197 | 8.99 | 11.754 | 535 | 58,153 | 76.05 | 44 |
| 12.00-12.49% | 23 | 1,492,974 | 3.16 | 12.291 | 525 | 64,912 | 79.11 | 36 |
| 12.50-12.99% | 30 | 1,584,335 | 3.35 | 12.753 | 529 | 52,811 | 79.26 | 36 |
| 13.00% & Above | 54 | 2,277,514 | 4.82 | 13.968 | 512 | 42,176 | 70.62 | 47 |
| **TOTAL** | **712** | **$47,233,234** | **100.00%** | **9.779%** | **532** | **$66,339** | **77.61%** | **40** |

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other *information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective* registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

## Distribution by Lien Status

| Lien Status | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| First | 551 | $42,391,476 | 89.75% | 9.602% | 521 | $76,936 | 83.92% | 43 |
| Second | 161 | 4,841,758 | 10.25 | 11.333 | 633 | 30,073 | 22.94 | 10 |
| **TOTAL** | **712** | **$47,233,234** | **100.00%** | **9.779%** | **532** | **$66,339** | **77.61%** | **40** |

## Distribution by Product Type

| Product Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| Balloon | 62 | $4,807,139 | 10.18% | 11.036% | 518 | $77,535 | 80.97% | 42 |
| Fixed | 650 | 42,426,095 | 89.82 | 9.637 | 534 | 65,271 | 77.23 | 40 |
| **TOTAL** | **712** | **$47,233,234** | **100.00%** | **9.779%** | **532** | **$66,339** | **77.61%** | **40** |

## Distribution by Amortization

| Amortization | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| 10 Year Amort | 8 | $184,697 | 0.39% | 10.024% | 534 | $23,087 | 58.05% | 37 |
| 10 Year Balloon | 10 | 720,115 | 1.52 | 11.610 | 515 | 72,011 | 78.76 | 39 |
| 15 Year Amort | 74 | 2,636,045 | 5.58 | 11.129 | 565 | 35,622 | 56.72 | 36 |
| 15 Year Balloon | 50 | 4,070,307 | 8.62 | 10.989 | 521 | 81,406 | 81.26 | 41 |
| 30 Year Amort | 570 | 39,622,070 | 83.89 | 9.531 | 531 | 69,512 | 78.69 | 40 |
| **TOTAL** | **712** | **$47,233,234** | **100.00%** | **9.779%** | **532** | **$66,339** | **77.61%** | **40** |

## Distribution by Primary Mortgage Insurance

| Primary Mortgage Insurance | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| Over 80 No MI | 255 | $22,865,399 | 48.41% | 9.777% | 513 | $89,668 | 89.62% | 41 |
| Under 80 | 394 | 18,825,213 | 39.86 | 10.431 | 563 | 47,780 | 57.83 | 40 |
| MGIC | 18 | 1,492,127 | 3.16 | 7.641 | 497 | 82,896 | 95.01 | 37 |
| PMI | 16 | 1,305,066 | 2.76 | 7.401 | 534 | 81,567 | 92.97 | 45 |
| RMIC | 11 | 1,024,941 | 2.17 | 7.750 | 488 | 93,176 | 93.25 | 29 |
| GE | 13 | 962,489 | 2.04 | 7.298 | 484 | 74,038 | 96.74 | 44 |
| UNITED | 3 | 590,291 | 1.25 | 7.697 | 502 | 196,764 | 87.42 | 10 |
| LPMI | 2 | 167,708 | 0.36 | 8.313 | 557 | 83,854 | 98.99 | 15 |
| **TOTAL** | **712** | **$47,233,234** | **100.00%** | **9.779%** | **532** | **$66,339** | **77.61%** | **40** |

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

## Distribution by Zip Code

| Zip Code | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| 55127 | 1 | $588,674 | 1.25% | 6.870% | 565 | $588,674 | 58.87% | 13 |
| 84060 | 1 | 528,274 | 1.12 | 7.250 | 750 | 528,274 | 69.20 | 14 |
| 07043 | 1 | 443,230 | 0.94 | 10.580 | 486 | 443,230 | 88.37 | 57 |
| 98118 | 1 | 421,568 | 0.89 | 10.180 | 527 | 421,568 | 88.80 | 37 |
| 03224 | 1 | 409,427 | 0.87 | 7.500 | 489 | 409,427 | 84.42 | 9 |
| 20744 | 2 | 360,102 | 0.76 | 7.583 | 523 | 180,051 | 91.24 | 37 |
| 22201 | 1 | 308,404 | 0.65 | 7.000 | 564 | 308,404 | 82.24 | 42 |
| 30344 | 2 | 297,686 | 0.63 | 10.825 | 534 | 148,843 | 85.88 | 30 |
| 94015 | 1 | 277,491 | 0.59 | 8.500 | 499 | 277,491 | 82.72 | 46 |
| 30809 | 1 | 274,787 | 0.58 | 8.875 | 463 | 274,787 | 78.73 | 94 |
| All Others | 700 | 43,323,593 | 91.72 | 9.904 | 530 | 61,891 | 77.44 | 40 |
| **TOTAL** | **712** | **$47,233,234** | **100.00%** | **9.779%** | **532** | **$66,339** | **77.61%** | **40** |

## Distribution by State

| State | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| Florida | 76 | $4,434,766 | 9.39% | 9.614% | 536 | $58,352 | 80.12% | 47 |
| Georgia | 42 | 3,476,913 | 7.36 | 10.068 | 521 | 82,784 | 83.52 | 47 |
| California (Southern) | 49 | 3,230,605 | 6.84 | 9.292 | 550 | 65,931 | 68.27 | 43 |
| Texas | 56 | 2,741,292 | 5.80 | 8.672 | 515 | 48,952 | 80.37 | 39 |
| Pennsylvania | 34 | 2,279,269 | 4.83 | 10.706 | 515 | 67,037 | 76.39 | 40 |
| Maryland | 22 | 2,224,220 | 4.71 | 7.941 | 513 | 101,101 | 87.93 | 34 |
| Illinois | 28 | 2,081,935 | 4.41 | 9.658 | 491 | 74,355 | 85.51 | 35 |
| North Carolina | 29 | 2,029,646 | 4.30 | 10.401 | 513 | 69,988 | 83.12 | 40 |
| New York | 14 | 1,667,666 | 3.53 | 9.595 | 559 | 119,119 | 86.52 | 47 |
| New Jersey | 13 | 1,666,958 | 3.53 | 9.781 | 526 | 128,228 | 86.04 | 41 |
| California (Northern) | 21 | 1,574,347 | 3.33 | 10.689 | 559 | 74,969 | 56.15 | 30 |
| All Others | 328 | 19,825,618 | 41.97 | 9.990 | 539 | 60,444 | 75.08 | 38 |
| **TOTAL** | **712** | **$47,233,234** | **100.00%** | **9.779%** | **532** | **$66,339** | **77.61%** | **40** |

## Distribution by Current Amortized LTV

| *Current Amortized LTV* | *Number of Mortgage Loans* | *Aggregate Principal Balance Outstanding* | *Pct of Mort Pool By Agg Prin Bal* | *Gross Coupon* | *Weighted Avg FICO* | *Average Principal Balance* | *Weighted Avg Current Amortized LTV* | *Weighted Avg Seasoning* |
|---|---|---|---|---|---|---|---|---|
| Below 50.00% | 177 | $5,053,293 | 10.70% | 11.133% | 627 | $28,550 | 22.19% | 15 |
| 50.01 - 60.00% | 30 | 1,903,229 | 4.03 | 9.217 | 544 | 63,441 | 56.34 | 50 |
| 60.01 - 70.00% | 56 | 3,330,688 | 7.05 | 9.954 | 566 | 59,477 | 66.54 | 47 |
| 70.01 - 80.00% | 122 | 8,128,317 | 17.21 | 10.571 | 526 | 66,626 | 76.77 | 45 |
| 80.01 - 85.00% | 77 | 6,440,841 | 13.64 | 10.312 | 507 | 83,647 | 83.15 | 41 |
| 85.01 - 90.00% | 86 | 8,441,629 | 17.87 | 10.063 | 517 | 98,158 | 88.25 | 43 |
| 90.01 - 95.00% | 82 | 7,480,585 | 15.84 | 8.931 | 519 | 91,227 | 93.30 | 40 |
| 95.01 - 100.00% | 62 | 5,297,612 | 11.22 | 7.784 | 497 | 85,445 | 96.94 | 32 |
| 100.01 - 125.00% | 11 | 747,355 | 1.58 | 8.187 | 512 | 67,941 | 103.27 | 46 |
| N/A | 9 | 409,685 | 0.87 | 8.533 | 564 | 45,521 | N/A | 124 |
| **TOTAL** | **712** | **$47,233,234** | **100.00%** | **9.779%** | **532** | **$66,339** | **77.61%** | **40** |

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

## Distribution by Occupancy Status

| Occupancy Status | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| Owner Occupied | 690 | $45,881,155 | 97.14% | 9.773% | 532 | $66,494 | 77.69% | 40 |
| Non Owner | 22 | 1,352,079 | 2.86 | 9.986 | 533 | 61,458 | 75.20 | 48 |
| **TOTAL** | **712** | **$47,233,234** | **100.00%** | **9.779%** | **532** | **$66,339** | **77.61%** | **40** |

## Distribution by Property Type

| Property Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| Single Family | 609 | $40,179,310 | 85.07% | 9.884% | 529 | $65,976 | 78.38% | 41 |
| PUD | 43 | 2,829,922 | 5.99 | 8.395 | 532 | 65,812 | 73.61 | 25 |
| Condo | 34 | 1,982,759 | 4.20 | 9.073 | 596 | 58,316 | 67.29 | 28 |
| 2-4 Family | 15 | 1,542,815 | 3.27 | 9.851 | 544 | 102,854 | 77.91 | 36 |
| Townhouse | 7 | 425,413 | 0.90 | 11.931 | 527 | 60,773 | 79.81 | 35 |
| Man Housing | 1 | 135,079 | 0.29 | 9.850 | 471 | 135,079 | 87.71 | 49 |
| N/A | 3 | 137,935 | 0.29 | 10.366 | 518 | 45,978 | 66.72 | 76 |
| **TOTAL** | **712** | **$47,233,234** | **100.00%** | **9.779%** | **532** | **$66,339** | **77.61%** | **40** |

## Distribution by FICO

| FICO | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| 740 & Above | 2 | $554,557 | 1.17% | 7.427% | 750 | $277,279 | 67.11% | 13 |
| 720-739 | 3 | 145,619 | 0.31 | 10.890 | 734 | 48,540 | 19.90 | 3 |
| 700-719 | 8 | 354,679 | 0.75 | 11.122 | 705 | 44,335 | 20.17 | 3 |
| 680-699 | 4 | 102,188 | 0.22 | 9.784 | 691 | 25,547 | 34.82 | 67 |
| 660-679 | 27 | 817,352 | 1.73 | 11.136 | 669 | 30,272 | 24.40 | 14 |
| 640-659 | 32 | 1,285,932 | 2.72 | 10.167 | 648 | 40,185 | 38.03 | 22 |
| 620-639 | 44 | 1,687,779 | 3.57 | 10.377 | 630 | 38,359 | 45.79 | 30 |
| 600-619 | 53 | 2,288,024 | 4.84 | 9.952 | 610 | 43,170 | 55.10 | 35 |
| 580-599 | 31 | 1,710,023 | 3.62 | 9.444 | 587 | 55,162 | 75.88 | 46 |
| 560-579 | 53 | 4,361,947 | 9.23 | 9.033 | 568 | 82,301 | 80.50 | 39 |
| 540-559 | 66 | 4,771,347 | 10.10 | 10.557 | 550 | 72,293 | 83.23 | 45 |
| 520-539 | 87 | 6,412,573 | 13.58 | 9.980 | 529 | 73,708 | 81.57 | 43 |
| 500-519 | 88 | 5,791,201 | 12.26 | 10.282 | 509 | 65,809 | 81.58 | 47 |
| 480-499 | 98 | 7,646,331 | 16.19 | 9.798 | 490 | 78,024 | 85.04 | 45 |
| 400-479 | 113 | 9,076,277 | 19.22 | 9.101 | 456 | 80,321 | 87.63 | 37 |
| N/A | 3 | 227,405 | 0.48 | 7.907 | N/A | 75,802 | 88.04 | 24 |
| **TOTAL** | **712** | **$47,233,234** | **100.00%** | **9.779%** | **532** | **$66,339** | **77.61%** | **40** |

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

## Distribution by Remaining Months to Maturity

| Remaining Months To Maturity | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| 1 - 72 | 17 | $444,285 | 0.94% | 10.996% | 528 | $26,134 | 59.99% | 126 |
| 73 - 84 | 15 | 662,575 | 1.40 | 10.813 | 536 | 44,172 | 74.34 | 56 |
| 85 - 96 | 6 | 287,367 | 0.61 | 11.035 | 499 | 47,895 | 76.05 | 38 |
| 97 - 108 | 11 | 429,244 | 0.91 | 11.110 | 546 | 39,022 | 68.67 | 80 |
| 109 - 120 | 9 | 317,300 | 0.67 | 11.399 | 519 | 35,256 | 73.22 | 67 |
| 121 - 180 | 120 | 7,084,550 | 15.00 | 10.967 | 537 | 59,038 | 72.30 | 39 |
| 181 - 240 | 151 | 5,485,927 | 11.61 | 10.905 | 604 | 36,331 | 39.96 | 27 |
| 241 - 300 | 54 | 3,047,021 | 6.45 | 9.313 | 532 | 56,426 | 80.50 | 77 |
| 301 - 360 | 329 | 29,474,964 | 62.40 | 9.242 | 518 | 89,590 | 86.05 | 36 |
| **TOTAL** | **712** | **$47,233,234** | **100.00%** | **9.779%** | **532** | **$66,339** | **77.61%** | **40** |

## Distribution by Original Months to Maturity

| Original Months To Maturity | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Pct of Mort Pool By Agg Prin Bal | Gross Coupon | Weighted Avg FICO | Average Principal Balance | Weighted Avg Current Amortized LTV | Weighted Avg Seasoning |
|---|---|---|---|---|---|---|---|---|
| 0 - 120 | 18 | $904,812 | 1.92% | 11.286% | 519 | $50,267 | 74.54% | 39 |
| 121 - 180 | 124 | 6,706,352 | 14.20 | 11.044 | 538 | 54,083 | 71.68 | 39 |
| 181 - 300 | 179 | 6,680,247 | 14.14 | 11.002 | 588 | 37,320 | 45.84 | 28 |
| 301 - 360 | 391 | 32,941,823 | 69.74 | 9.232 | 520 | 84,250 | 85.40 | 42 |
| **TOTAL** | **712** | **$47,233,234** | **100.00%** | **9.779%** | **532** | **$66,339** | **77.61%** | **40** |

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.